CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO INFORMATION

INDICATED ON PAGE 3 OF THIS LETTER

December 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-30961

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated November 24, 2010 (the “Fourth Comment Letter”), and the related additional comments (the “Additional Comments”) contained in a letter from the Staff to Ms. Yu dated December 8, 2010, regarding Sohu’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), including executive compensation disclosures incorporated by reference from Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 30, 2010.

Sohu’s responses to the Fourth Comment Letter and the Additional Comments are set forth below. The comments are numbered so as to correspond to the comment numbers in the Fourth Comment Letter and the Additional Comments.

Goulston & Storrs, A Professional Corporation — Boston — DC — New York — Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 — (617) 482-1776 Tel —(617) 574-4112 Fax — www.goulstonstorrs.com

Securities and Exchange Commission

December 15, 2010

RESPONSES TO FOURTH COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Noncontrolling Interest, page 73

Staff Comment

1.	Tell us what consideration you have given to disclosing the impact of PRC regulation that may legally effectively limit the consolidation and recognition of your VIEs within certain industry areas. In this regard, actions or inactions by the PRC described in your response to prior comment 1, suggest that management is basing its accounting estimates and judgments regarding VIE consolidation of its gaming businesses in part on the PRC’s historical lack of enforcement of such notices. Further, tell us what consideration you have given to expanding your Summary of Significant Accounting Policies to address such regulations.

Sohu Response

Sohu management has considered the Staff’s comment and informs the Staff supplementally that, as further discussed below as well as in the responses to the Additional Comments, existing PRC regulation does not currently effectively limit, and the possibility is remote that in the future it will effectively limit, the consolidation and recognition of Sohu’s VIE in the Changyou online game segment (or Sohu’s VIEs in other industry areas in which Sohu operates). Sohu believes, therefore, that no disclosure is warranted in this section of the Form 10-K. Sohu management has also considered, at the Staff’s suggestion, expanding its discussion of Significant Accounting Policies in note 3 to Sohu’s consolidated financial statements included with the Form 10-K and, for similar reasons, Sohu management does not believe that there is a reasonable basis to doubt Sohu’s control, through Changyou, of Changyou’s VIE, and therefore does not believe that management’s decision to consolidate Changyou’s VIE under FIN 46(R) merits identification and discussion as a significant accounting policy. As discussed in the responses to the Additional Comments, Sohu also does not believe that the decision to consolidate warrants discussion as a critical accounting policy in Management’s Discussion and Analysis.

Sohu respectfully reiterates its view that the September 28, 2009 GAPP notice (the “GAPP Notice”) has not increased the overall risk of a challenge to Changyou’s VIE structure by PRC governmental authorities with jurisdiction over PRC legal restrictions on the operation of online games by foreigners. Sohu informs the Staff supplementally that it respectfully disagrees that management is basing its decision as to Sohu’s consolidation of Changyou’s VIE entity in the game business pursuant to FIN 46(R) in part on the PRC’s “lack of enforcement” of notices such as the GAPP Notice.

Confidential Treatment Requested by Sohu.com; Bates Stamp Number SOHU-003

Confidential Information, indicated by “[***]”, has been omitted from this page and is being submitted separately to the Staff.

Securities and Exchange Commission

December 15, 2010

While it is clear under PRC law that certain aspects of online game operations may not be conducted by foreigners, to Sohu’s knowledge there has never been any indication from authorities with jurisdiction over VIE structures and foreign operation of protected industries that such structures, as used by Sohu and Changyou and many other NASDAQ or NYSE-listed companies in the online game and other Internet content businesses, violate PRC law regarding operation of online games and other Internet content businesses by foreigners. Moreover, in Sohu’s and Changyou’s direct experience with PRC governing bodies with regulatory and licensing authority over various aspects of both companies’ businesses, there has never been an indication of any kind from any such authority that Sohu’s and Changyou’s VIE arrangements are objectionable or that the wholly foreign-owned enterprises and VIEs of such companies are viewed for such purpose as anything other than PRC domestic companies. With this background, Sohu views the lack of any indication of action by PRC authorities against Changyou’s VIE structures, and those of similar companies, not as a lack of enforcement of PRC law by PRC authorities, but instead as an indication that such structures in practice are not considered to be in breach of applicable PRC law and regulations.

GAPP derives its authority as a governing body under PRC law from the State Council. Under regulations issued by the PRC State Council in July 2008 and a notice issued in September 2009, the State Council indicated that GAPP would have jurisdiction over the content and publishing of online games. After the GAPP Notice was issued and became effective, Changyou’s VIE applied for a publishing license from GAPP, and was granted such a license, on May 5, 2010. Sohu believes, based on informal conversations with GAPP staff, that GAPP was fully aware, at the time it issued the publishing license, that Changyou’s VIE is controlled by a foreign-listed company through contractual arrangements. Sohu further believes that GAPP’s grant of the publishing license to Changyou’s VIE provides support for the view that GAPP, in practice, viewed Changyou as meeting GAPP’s requirements.

[***]

Thus Sohu believes that the possibility is remote that the statements in the GAPP Notice regarding foreign investors’ control over domestic online game operations by indirect means were intended to reach VIE structures and, to the extent that they might be read to do so, do not constitute “regulations” in the sense that the term is generally understood by United States legal counsel and investors. As written, in view of the lack of any detailed interpretation of the GAPP Notice by GAPP or any other PRC authorities, the GAPP Notice must properly be read as an informational statement of the views of GAPP, the reach and meaning of which, even if GAPP were to assert jurisdictional authority in the area of VIE structures used in connection with offshore IPOs, remains unclear. Sohu management believes that even if GAPP were to assert authority in this area at some point in the future, the possibility that GAPP would challenge the use of the VIE structure as implemented by Changyou is remote. Finally, in attempting to analyze the risk from the perspective of a “worst case scenario,” Sohu does not believe that there is an accounting treatment risk, but rather that, in the worst case, GAPP’s recourse would be to withdraw the publishing license and other licenses of Changyou’s VIE, not terminate Changyou’s contractual control of the VIE entity. Sohu notes that language in the GAPP Notice itself supports this view. In rough translation from Chinese, the relevant language in the GAPP Notice reads, “In serious cases, the relevant permits will be revoked and the relevant registration certificates will be cancelled.” As discussed further in the response to Comment 5, since Sohu considers the possibility of a withdrawal of Changyou’s VIE’s publishing and other licenses to be remote, there is no loss contingency that should be disclosed in Management’s Discussion and Analysis, or in the financial statement footnotes, in the Form 10-K.

Securities and Exchange Commission

December 15, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Competitive Compensation Packages, page 14

Staff Comment

2.	We note that, in response to prior comment 3, you have asserted that you do not set individual elements of executive compensation with reference to amounts paid by competitors and that your disclosure “may have inadvertently given the impression” that you engage in benchmarking. However, we note statements throughout that explicitly describe your benchmarking process (emphasis added):

•

“When making recommendations, our Chief Executive Officer takes into consideration the following factors: (1) the competitiveness of the total compensation packages for our named executive officers as compared to similarly situated named executive officers at our pear companies.” Page 13.

•	“In addition to the use of benchmarking in setting executive compensation levels....” Page 14.

•	“Generally speaking, we aim to set our total compensation so that it is in the median of the total compensation paid by our peer companies to ensure the competitiveness of our compensation.” Page 14.

To the extent you are asserting that these statements do not accurately reflect how you determined the amounts paid to your named executive officers, please tell us how you have complied with the Item 402 requirement to discuss how the amount for each element of compensation was determined. Furthermore, if the actual process used differs materially from the process described in your compensation discussion and analysis, as your response implies, it appears that you should amend your Form 10-K to provide a revised compensation and discussion analysis that accurately describes how you made these determinations.

Securities and Exchange Commission

December 15, 2010

Sohu Response

Sohu respectfully confirms to the Staff that the statements under “Competitive Compensation Packages,” including those cited by the Staff in its comment, accurately reflect how Sohu determined the amounts paid to its named executive officers. The statements cited by the Staff refer to a review of the total compensation paid to similarly situated executive officers at Sohu’s peer companies, not to the individual elements of compensation paid by peer companies. Sohu wished, in its response to prior Comment 3, and wishes in this response to the Staff’s further comment, to make clear that such comparison to individual elements was not made, and could not be made, because information as to such individual components generally was not available to Sohu. Sohu is unable to inform the Staff as to the “actual amount of base salary, equity-based compensation and other benefits paid by [Sohu] compared to [Sohu’s] peer companies” (as requested by the Staff in prior Comment 3) because that information is not available to Sohu as to the bulk of its peer companies, most of which are foreign private issuers that are not subject to Item 402 of Regulation S-K, and who simply report the total compensation paid to its executive officers (and often also its non-employee directors) as a group rather than amounts paid to individual officers. Where Sohu benchmarked to peer companies, benchmarking was aimed at estimated average value per officer of total compensation, which Sohu has been able to glean to some extent from the Form 20-F filings of Sohu’s peer companies that are publicly traded in the U.S. or the regulatory filings of companies listed in Hong Kong. In compliance with Item 402, Sohu has disclosed, as in the language cited by the Staff, that it has sought to benchmark total compensation so that it is in the median of the total compensation paid by its peer companies. Based on the total amounts reported, Sohu makes an estimate of the average of the value of the total compensation paid per executive officer (since amounts paid to individual officers generally are not reported, except by the two Hong Kong-listed companies)1 at the peer companies, and uses the median of this average as the benchmark for the average value of the total compensation it will pay to its executive officers.

The full operative language for the excerpt cited by the Staff from Sohu’s response to prior Comment 3 is that Sohu “may have inadvertently given the impression that it sets individual elements of its executive officers pay packages with reference to amounts paid by its peer companies” (underlining added). Sohu did not mean to suggest, and does not believe, that its disclosure was in any way inaccurate. Rather Sohu was only noting, in considering the Staff’s prior comment, that the words in Sohu’s disclosure, “compile . . . , where available, the amount of base salary, equity-based compensation and other benefits paid by our peer companies” (underlining added), while entirely accurate, could potentially lead to some confusion, in that such detailed enumeration of individual elements for peer companies paid to their individual executives in fact has been available to Sohu only for two companies, Tencent and Alibaba, both of which are listed in Hong Kong, that Sohu reviewed. While Sohu reviews that information, it does not use the individual elements of these two companies’ pay packages for benchmarking purposes. Unless detailed and full information as to individual elements paid by peer companies to their individual executives should become available to Sohu for a larger number of peer companies at some point in the future, Sohu will add an explanation in future filings that information as to peer companies’ payments to their individual officers generally is not available. Since Sohu’s disclosure is accurate as made, however, and is by no means materially misleading, Sohu respectfully believes that no amendment to its existing disclosure is required or advisable.

[1]

For example, Sina.com Inc. reported in its Form 20-F for the year ended December 31, 2008, “In 2008, we paid an aggregate of approximately $1.5 million in cash compensation to our executive officers and non-employee directors as a group. . . . . In January 2009, we granted an aggregate of 590,000 restricted share units subject to service-based vesting to our executive officers as a group.”

Securities and Exchange Commission

December 15, 2010

2009 Executive Bonus Plan, page 16

Staff Comment

3.	It appears that the information you have redacted from your response to prior comment 4 is information that is required to be disclosed pursuant to Item 402(b)(2)(ix) of Regulation S-K. As such, there does not appear to be a basis for redacting the information from your response letter pursuant to Rule 83. Please disclose this information in your next response letter and tell us the factors considered in deciding to increase the bonuses and in deciding the amount of the increase. Please include this disclosure in future filings, as applicable.

Sohu Response

Dr. Charles Zhang, Sohu’s chief executive officer, exercised his discretion to increase Ms. Yu’s bonus opportunity from 100% to 130% and Ms. Wang’s from 100% to 120%. Dr. Zhang based his decision to increase Ms. Yu’s bonus by the amount that he did on Ms. Yu’s key role in the completion of Changyou’s successful initial public offering on NASDAQ in 2009 and the fact that the completion of the IPO resulted in Ms. Yu’s have oversight responsibility for the financial reporting of two reporting companies with securities registered under the Securities Exchange of 1934. Dr. Zhang made his decision to increase Ms. Wang’s bonus by that amount based on Ms. Wang’s having added to her responsibilities those performed by Sohu’s former Chief Operating Officer, Ms. Wang’s establishment of a new business unit, and Dr. Zhang’s subjective view that she had carried out her duties for Sohu well.

Sohu confirms to the Staff supplementally that it will include such disclosure in future filings, as applicable.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

19. Commitments and Contingencies

Laws and Regulations, page F-28

Staff Comment

4.	We note no discussion of the September 28, 2009 GAPP notice and its potential impact within this section. For example, refer to the first paragraph of this section where you describe industries that “remain highly regulated.” Tell us what consideration you have given to disclosing the further regulation of domestic online game operators on September 28, 2009 in this location. Further, with regard to the last sentence in this paragraph, tell us what consideration you have given to disclosing the September 28, 2009 GAPP notice further within this section of your footnote.

Securities and Exchange Commission

December 15, 2010

Sohu Response

For the reasons discussed in detail in its responses to Comment 1 and to the Additional Comments, Sohu does not believe that the portions of the GAPP Notice that relate to foreign investors’ control of the operation of online games have any impact in relation to Sohu’s presentation of its financial statements. Sohu does not believe that other aspects of the GAPP Notice, relating to the content of online games and the honoring of copyright of imported games, will have any material impact on the way that Changyou currently operates, or contemplates operating, its online games, and accordingly Sohu believes that the GAPP Notice does not warrant discussion in the paragraph cited by the Staff.

20. VIEs and Related Party Transactions

VIEs

Staff Comment

5.	We note that “to satisfy PRC laws and regulations” certain business in the PRC is conducted through your VIEs and contractual agreements with shareholders of the VIEs. Tell us what consideration you have given to disclosing the September 28, 2009 GAPP notice and the potential impact of that notice on the company’s Online Game Business described on page F-30. We note your statement in response to prior comment 1 that you do not believe that the GAPP notice changes the overall risk or Changyou’s ability to continue to control its game operations; however, please explain how you determined that your contractual agreements continue to satisfy PRC laws and regulations in light of the specific language in the GAPP notice. In this regard, to the extent there is a reasonably possibility of a loss related to loss of control of any PRC entity now consolidated, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

Sohu Response

Sohu has considered the Staff’s comment and for the reasons discussed in detail in its responses to Comment 1 and to the Additional Comments, Sohu respectfully confirms supplementally to the Staff that the GAPP Notice does not alter Sohu’s view that Changyou’s VIE and contractual arrangements continue to satisfy PRC laws and regulations. Further, Sohu believes that the possibility of Sohu’s loss of control of Changyou’s VIE or any other PRC entity now consolidated by Sohu, or of GAPP’s withdrawing Changyou’s VIE’s publishing license or other licenses, is remote and that, accordingly, there is no loss contingency that should be disclosed under FASB ASC 450-20-50.

Securities and Exchange Commission

December 15, 2010

RESPONSES TO ADDITIONAL COMMENTS

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Noncontrolling Interest, page 73

Staff Comment

1.	Tell us how you considered providing critical accounting disclosures that explain to investors an understanding of management’s judgments regarding your ability to consolidate VIEs based on contractual arrangements.

Sohu Response

Sohu’s management considers consolidation of its VIEs, including the Changyou VIE, to be clearly required by FIN 46(R), in view of the specific terms of the contracts governing the VIEs, which provide Sohu’s and Changyou’s wholly foreign-owned subsidiaries in China with the right and power to control all aspects of the VIEs’ businesses and to receive substantially all of the profits from the VIEs’ operations. As Sohu has never received any indication, from any source, that such contracts might be unenforceable, Sohu management believes that the possibility is remote that Sohu does not have the ability to consolidate the VIEs. Sohu did not include consolidation of its VIEs in the critical accounting disclosures because, although there was a small amount of judgment required in making the decision, the judgment was easy to make and the requirement to consolidate was quite clear-cut, as there is little uncertainty in applying the factors to be considered under FIN 46(R) to the circumstances of Sohu’s and Changyou’s VIE contracts.

2.	In regards to those judgments we would expect that disclosures identifying the oversight and regulatory bodies in the PRC that clearly impact your ability to control and consolidate your PRC VIE structures and foreign operation of protected industries would be considered.

Sohu Response

Sohu management believes that, from the perspective of critical accounting policies, the possibilities are remote that any oversight or regulatory bodies in the PRC would (i) question the enforceability of Sohu’s VIE contracts in any way, and in particular with regard to Sohu’s ability to control the VIEs and to receive substantially all of their profits, or (ii) by extension, prohibit the VIEs from operating in the businesses for which they are licensed to operate. As discussed in detail in the responses to Comment 1 in the Fourth Comment Letter, Sohu’s and Changyou’s VIEs have routinely received licenses necessary to operate their businesses, Sohu has never received any indication from any PRC oversight or regulatory bodies in the PRC that they might consider Sohu’s or Changyou’s VIEs’ operations to involve “foreign operation of protected industries,” and Sohu is not aware of any existing PRC law, or any regulation of any PRC oversight or regulatory body, that suggests that Sohu’s and Changyou’s businesses, including those of its VIEs, are not in full compliance with PRC requirements regarding foreign operation of online games or other Internet businesses in the PRC. Accordingly, Sohu management believes that its decision to consolidate involved very little judgment in the sense of the term as used in the context of disclosure requirements regarding critical accounting policies.

Securities and Exchange Commission

December 15, 2010

Although, as the Staff is aware, Sohu has provided disclosure in the Form 10-K of the various key PRC laws, regulations and regulatory bodies that affect Sohu’s business, including the VIEs, for the reasons discussed above Sohu management has concluded that consolidation of the VIE structures does not warrant disclosure as a critical accounting policy. Sohu management will consider whether the decision to consolidate the VIEs should be included as a critical accounting policy in future filings, with disclosure along the lines suggested by the Staff, in the event that there any future changes or developments in PRC laws or regulations that suggest that such consideration would be advisable.

Sohu wishes to thank the Staff for its helpful comments and suggestions, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)
Ms. Maryse Mills-Apenteng (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.)
Mr. Alex Ho (Changyou.com Limited)
Mr. James Deng (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.)
Sunny Shen, Esq. (Changyou.com Limited)
Mr. William Lam (PricewaterhouseCoopers)